

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Channing Au
Chief Financial Officer
Value Exchange International, Inc.
Unit 602, Block B, 6 Floor, Shatin Industrial Centre
5-7 Yuen Shun Circuit
Shatin, N.T., Hong Kong SAR

> **Re: Value Exchange International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 000-53537**

Dear Channing Au:

We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 38

1. We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form "SPDSCL-HFCAA-GOV" or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

Channing Au
Value Exchange International, Inc.
August 14, 2023
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Gowetski at (202) 551-3401 or Jennifer Thompson at (202) 551-3737 with any questions.

       Sincerely,

       Division of Corporation Finance
       Disclosure Review Program